Exhibit 99.6

Notice to ASX and LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

5 December 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with Article 19 (3) of the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMPs and both the ASX and the LSE of material dealings by PDMR/KMPs in Rio Tinto Limited securities.

Rio Tinto Bonus Deferral Plan (“BDP”)

Under the terms of the BDP, 50% of the annual bonuses of the participating executives are delivered in deferred ordinary shares of Rio Tinto plc or Rio Tinto Limited (“shares”), as applicable. The BDP Rights vest in December of the third year after the end of the performance year to which it relates.

On 4 December 2017, Rio Tinto was notified that the following PDMR/KMPs elected to receive their vested 2015 award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	2,136	2,351	465	34.9000 GBP	1,886	01/12/2017
Rio Tinto plc shares	Barrios, Alfredo	8,931	9,832	5,318	34.9000 GBP	4,514	01/12/2017
Rio Tinto plc shares	Jacques, Jean-Sébastien	13,781	15,171	7,233	34.9000 GBP	7,938	01/12/2017
Rio Tinto plc shares	Lynch, Christopher	26,066	28,696	13,679	34.9000 GBP	15,017	01/12/2017
Rio Tinto plc shares	Niven, Simone	1,114	1,226	585	34.9000 GBP	641	01/12/2017
Rio Tinto Limited shares	Farrell, Joanne	1,946	2,124	1,002	70.96 AUD	1,122	01/12/2017
Rio Tinto Limited shares	McIntosh, Stephen	2,017	2,201	1,038	70.96 AUD	1,163	01/12/2017
Rio Tinto Limited shares	Salisbury, Christopher	1,705	1,861	878	70.96 AUD	983	01/12/2017
Rio Tinto Limited shares	Soirat, Arnaud	3,292	3,593	1,375	72.36 AUD	2,218	04/12/2017

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404